May 29, 2013

Via EDGAR

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

U.S.A.

RE:	Canon, Inc.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
File No. 001-15122

Dear Mr. Cascio,

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via E-mail dated May 15, 2013, relating to the Form 20-F of Canon, Inc. (the “Company”) for the fiscal year ended December 31, 2012, filed on March 28, 2013.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 32

B. Liquidity and Capital Resources, page 45

1. We note that your inventory turnover ratio increased from 46 days in 2011 to 57 days in 2012 and to 61 days in the first quarter of 2013. We also note that you attribute the increase in the ratio in 2012 to increased cash outflows for payments for parts and materials, as a result of your efforts to optimize inventory levels in order to avoid losing potential sales opportunities while simultaneously increasing flexibility in response to unexpected risks and events. However, we see from Note 4 to the financial statements that the majority of the increase in your inventory related to finished goods. Please respond to the following:

—	Explain to us the specific reasons for the increased finished goods inventory, including whether the increase is related to decreased revenues reported in each of the last three fiscal years.

—	Tell us how you considered the increases in your inventory turnover ratio as well as the significant increases in your inventory balance over the last three years in your impairment analysis. We note for example, that notwithstanding decreasing sales, inventory has increased by approximately ¥167,000 million since December 31, 2010.

—	Describe to us the actions you have undertaken to “optimize inventory levels” and explain to us how these actions have impacted your work-in-process inventories as well as your finished goods inventories in the last three fiscal years.

Response

Our total inventories as of December 31, 2012, 2011, and 2010 are ¥551,623 million, ¥476,704 million, and ¥384,777 million, respectively. These amounts consist of finished goods inventories of ¥391,194 million, ¥291,023 million, and ¥232,584 million, respectively. The increases in finished goods inventory are the main driver of the increases in total inventories. Work-in-process inventories remained comparatively stable at ¥160,429 million, ¥185,681 million, and ¥152,193 million, respectively.

Our revenues decreased year-on-year in 2012, 2011 and 2010; total revenues were ¥3,479,788 million, ¥3,557,433 million, and ¥3,706,901 million in 2012, 2011, and 2010, respectively.

Our total inventory turnover ratios were 57, 46, and 35 days at the end of the fiscal years 2012, 2011, and 2010, respectively. These figures include finished goods ratios of 40, 28, and 21 days, and work-in-process ratios of 17, 18, and 14 days, respectively. The main driver of the increases in total inventory turnover ratio is also finished goods rather than work-in-process inventory.

The background regarding the increase of finished goods inventory is as follows:

After the earthquake in Japan in March 2011, we halted production at two plants in Tochigi prefecture, one plant in Fukushima prefecture, and two plants in Ibaraki prefecture, all in northern Japan. These facilities produce office equipment, inkjet printers and lenses. While damage from the earthquake to buildings and production facilities was not material to our financial condition and results of operations, the earthquake nevertheless had a significant impact on our production volumes, triggered by shortages of components supplied to us by third parties whose operations were affected by the earthquake.

Furthermore, the flooding in Thailand in October 2011 also affected both our own production and the supply of components to us by third parties. In particular, production was adversely affected at our inkjet printer factory located in a part of Thailand affected by the flooding. In addition, our camera production was adversely affected by the flooding, mainly as a result of reduced availability of parts from third-party suppliers.

As a result of our experience with the events described above, we determined that our concerted focus on decreasing levels of total inventory, even for competitive and strong-selling products, had resulted in shortages of finished goods, adversely affecting our ability to capitalize on selling opportunities. As a consequence, we re-evaluated our priorities for targeting levels of finished goods inventory, and decided on a new management policy to increase levels of finished goods inventories at our sales locations as a buffer in order to increase our resilience in response to unexpected natural or man-made disasters and consequent production line stoppages.

In addition, roughly one-fifth of the increase in finished goods inventory from 2011 to 2012 are for goods in transit which resulted from shifting some delivery of finished goods from air transportation to ocean shipping, thereby achieving savings in delivery costs.

Our initiative in recent periods to optimize inventory levels is intended to maintain an appropriate balance among relevant imperatives, including minimizing working capital, avoiding undue exposure to the risk of inventory obsolescence, and maintaining the ability to sustain sales despite the occurrence of unexpected disasters.

A component of our initiative to optimize inventory levels is management of the freshness of finished goods inventory. We constantly monitor the aging of finished goods inventory by item at the warehouses storing finished goods for our sales companies. As a result, the majority of finished goods inventory is current, new products, which we expect to sell within six months. We believe that our inventory provisions for slow-moving or obsolete products are adequate as of December 31, 2012.

In summary, below are our answers to your questions:

—

The reason for the increases in finished goods inventory was the change in our inventory management policy stated above; such increase was not related to decreased revenues in each of the last three fiscal years.

—

The increases in our inventory turnover ratio and inventory balance over the last three years are in line with our expectations and our inventory management policy, as described above. We do not believe there was material obsolete inventory on hand subject to impairment as of December 31, 2012, owing to our “freshness management” stated above.

—

Our actions undertaken to “optimize inventory levels” have resulted in increases in levels of finished goods inventory, but they have not had a comparable impact on work-in-process inventory. Our increased cash outflows for payment for parts and materials as discussed on page 45 of our 2012 Form 20-F are attributable principally to the increases in finished goods inventory during that period rather than a build-up of work-in-process inventory.

Item 18. Financial Statements, page 102

Note 1. Basis of Presentation and Significant Accounting Policies, page 111

(q) Revenue Recognition, page 116

2. We see that during the year ended December 31, 2012, you revised your estimated sales incentive programs accrual which resulted in an increase in net income of ¥10,785 million (approximately $110 million), and an increase in basic and diluted net income per share of ¥9.19 each (approximately $.09). Please describe to us in greater detail the basis for this change in accounting estimate. Please provide a quantified discussion or roll forward of your historical experience for the sales incentive program accrual and describe any changes to your incentive programs which impacted this accrual.

Response

We offer a wide variety of sales incentive programs to our customers, including, for example, instant rebates, mail-in rebates and account support. Our sales incentive programs involve uncertainties related to estimation of future levels of claims and time lag in collection of data. As a consequence, recording estimated amounts of future claims requires us to make judgments that may ultimately not be in line with actual claims.

We advise the Staff supplementally that during 2012, we reviewed the sales incentive program accruals in the U.S. market related to 2011 incentive programs and determined that a portion of the accruals should be reversed. The reversals are based on actual claims made by customers and retailers and additional statistical information we obtained as the year progressed. We determined that the reversals made in 2012 were a change in estimate since the accruals were based on the best estimate available at the time, and the related reversals resulted from our evaluation of facts that became available to us subsequent to the issuance of the 2011 financial statements. We regularly adjust our accruals each period in the ordinary course of establishing sales incentive program accruals based on current information. In fiscal 2010 and 2011, these adjustments were not material enough to require disclosures; however, due to unique circumstances described below that occurred in 2011 and 2012, the change in estimate in 2012 totaled ¥10,785 million (approximately $110 million), an amount we determined to be material for disclosure purposes. Based on this determination, we disclosed the adjustment in accordance with FASB ASC 250-10-50-4. There was no material change in estimates regarding accruals for regions other than the United States; accrual balances for those regions are significantly smaller than those for the United States.

The unique circumstances referred to above are as follows:

In 2011, the sales incentive program accrual estimates were quite difficult compared to prior years because of the fluctuation of consumer product supplies from our manufacturing facilities, due to the earthquake in Japan and the flooding in Thailand. Production and parts supplies were severely affected by these natural disasters, and it became difficult to predict product supply and make sales incentive program plans. Because of the earthquake and the related reduction of product availability, we could not ship enough product in the second quarter of 2011. This resulted in a large increase in shipping quantity in the latter half of 2011 after the disruptions to product supply ended. During the determination of our estimate, we utilized data available to us to produce our best estimate of promotion payments that would be claimed in fiscal 2012. The amount of sales incentives redeemed is dependent upon the volume of sales to end users by our retail customers during the sales promotion period. However, actual claims in 2012 following completion of the 2011 financial statements were not as high as we had estimated.

In recent years, the types of incentive programs we offer have evolved in light of market conditions and customer preferences. Incentive programs in the past were principally mail-in rebates; today our incentive programs are mostly instant rebates. In the case of the mail-in rebates, claims are made by individual end-customers; in contrast, instant rebates are promotions that are given to the end user at the time of purchase and the instant rebate claims are made later by the retailers. Accordingly, the historical data relating to mail-in-rebates and their redemption rates and the timing of redemption payments could not be used when estimating the liability related to instant rebates. We were still gathering historical data on instant rebate claims to be used for projecting future claims timing and volume patterns. Given our limited experience with instant rebates, this led us to maintain our estimated accruals for a longer period of time.

As 2012 progressed and new information became available, we reviewed the 2011 accrual balance in order to determine whether the accrual needed to be revised during 2012. By using new additional statistical information and gathering sales and inventory data from customers, we were able to revisit our estimates.

A roll forward of the 2011 sales incentive program accrual balance in the U.S. market in millions of U.S. dollars during 2012 is as follows:

Residual amount of the 2011 sales incentive program accrual balance as of December 31, 2011	$453.2M

Payment from the 2011 balance made during 2012	($214.6M	)

Reversal of the 2011 balance during 2012	($224.8M	)

Residual amount of the 2011 sales incentive program accrual balance as of December 31, 2012	$13.8M

The impact on our net income of the change in estimate of ¥10,785 million as disclosed on page 116 of our 2012 Form 20-F was determined as follows: $224.8 million (reversal amount during 2012 noted in the table above) multiplied by 79.96, the average JPY/USD exchange rate during the year 2012; multiplied by the effective tax rate (1-40%).

Note 22. Segment Information, page 149

3. We see that each of your three segments sells a variety of different product lines. Tell us your reasons for concluding that the disclosures relating to revenues by products outlined in FASB ASC 280-10-50-40 were not required. Under that guidance, a public entity should report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Response

We respectfully submit that we believe our current disclosure of revenue in three segments meets the requirements of FASB ASC 280-10-50-40, because our three segments are themselves major categories of products.

For example, our Office Business Unit primarily manufactures and sells copiers and printers, which are mainly used as printing machines in offices, and share core mechanisms such as electro-photographic technology.

Our Imaging System Business Unit primarily manufactures and sells cameras and ink-jet printers. They are similar in class of customer; specifically, they are used by end-customers and sold through the same electronics retail stores. Because cameras and printers collaboratively work as the input and output devices of the same imaging data, we recognize them as a same category of products, and provide integrated functionality. For example, our cameras and printers have the functionality which enables users to print photo images seamlessly and in a user-friendly manner directly from cameras to printers, bypassing the personal computer environment.

Our Industry and Others Business Unit includes a variety of products, revenues for each of which are below 10% of consolidated revenue for each of the last three years. The two products representing the highest portion of sales in the segment are Semiconductor lithography equipment and Flat panel display (FPD) lithography equipment, which are mainly used in the industry sector as device manufacturing equipment, share common exposure technologies, and are distributed directly to the device manufacturers.

Based on the reasons stated above, we believe that by disclosing revenue in three segments on page 150, we have met the requirement of FASB ASC 280-10-50-40.

In connection with responding to your comments, we acknowledge that:

—	We are responsible for the adequacy and accuracy of the disclosure in the filing;
—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments on Canon’ 2012 Form 20-F, please do not hesitate to contact Shinichi Aoyama of Canon in Tokyo (Tel: +81-3-3758-2111; Fax: +81-3-5482-9680; E-Mail: aoyama.shin-ichi@canon.co.jp) or Theodore A. Paradise (Tel: +81-3-5574-2600; Fax: +81-3-5574-2830; E-Mail: theodoreparadise@davispolk.com) of Davis Polk & Wardwell LLP, our outside US counsel.

Sincerely yours,

CANON INC.

/s/ Toshizo Tanaka
Toshizo Tanaka Executive Vice President & CFO